Filed pursuant to Rule 424(b)(3)

File Number 333-150500

COOPER-STANDARD AUTOMOTIVE INC.

Supplement No. 10 to market-making prospectus dated April 9, 2009, as supplemented on May 21, 2009 (Supplement No. 1 and No. 2), May 22, 2009 (Supplement No. 3), June 16, 2009 (Supplement No. 4), June 17, 2009 (Supplement No. 5), August 3, 2009 (Supplement No. 6), August 12, 2009 (Supplement No. 7), and December 30, 2009 (Supplement No. 8 and No. 9).

The date of this supplement is December 30, 2009.

On December 24, 2009, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – December 24, 2009 (December 18, 2009)

COOPER-STANDARD HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

39550 Orchard Hill Place Drive, Novi, Michigan	48375
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (248) 596-5900

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on August 3, 2009, Cooper-Standard Holdings Inc., a Delaware corporation (the “Company”), and each of its direct and indirect wholly-owned U.S. subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company’s chapter 11 cases (the “Chapter 11 Cases”) are being jointly administered under Case No. 09-12743. On August 4, 2009, the Company’s Canadian subsidiary Cooper-Standard Automotive Canada Limited, a corporation organized under the laws of Ontario (the “Canadian Borrower”), commenced proceedings (the “Canadian Proceedings”) seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Canada (Commercial List) (the “Canadian Court”), court file no. 09-8307-00CL.

As previously disclosed, in connection with the commencement of the Chapter 11 Cases and the Canadian Proceedings, the Company and certain of its subsidiaries entered into a Debtor-In-Possession Credit Agreement, dated as of August 5, 2009 (as amended, the “ Existing DIP Credit Agreement”), with the various lenders and agents party thereto.

In order to refinance the Existing DIP Credit Agreement on terms more favorable to the Company, the Company entered into a Debtor-In-Possession Credit Agreement on December 18, 2009 (the “Replacement DIP Credit Agreement”), among the Company, Cooper-Standard Automotive Inc., an Ohio corporation (the “U.S. Borrower”), the Canadian Borrower and METZELER Automotive Profile Systems GmbH, a German limited liability company (the “German Borrower” and together with the U.S. Borrower and the Canadian Borrower, the “DIP Borrowers”), various lenders party thereto, Deutsche Bank Trust Company Americas, as the administrative agent (in such capacity, the “Replacement DIP Agent”), collateral agent and documentation agent, and Deutsche Bank Securities Inc., as syndication agent, sole lead arranger and book runner.

On December 18, 2009, the Bankruptcy Court entered an interim order approving the execution and delivery by the Company and the U.S. Borrower of the Replacement DIP Credit Agreement, and by their subsidiaries of additional documentation consistent with the terms of the Replacement DIP Credit Agreement, and the Canadian Court approved the Replacement DIP Credit Agreement and related documentation. Borrowings under the Replacement DIP Credit Agreement will, together with cash on hand of the DIP Borrowers, be used to repay all amounts outstanding under the Existing DIP Credit Agreement, and related fees, costs and expenses.

The lenders under the Replacement DIP Credit Agreement have committed to provide superpriority senior secured term loans to the DIP Borrowers in an aggregate principal amount of up to $175 million (the “Replacement DIP Facility”), subject to the entry by the Bankruptcy Court of a final order (the “Final Order”) approving the Replacement DIP Credit Agreement (together with all related loan documentation) and borrowings thereunder. A total of up to (i) $75 million of the Replacement DIP Facility will be available for borrowing by the U.S. Borrower, (ii) $50 million of the Replacement DIP Facility will be available for borrowing by the Canadian Borrower and (iii) $50 million of the Replacement DIP Facility will be available for borrowing by the German Borrower. Borrowings under the Replacement DIP Facility will be made in a single draw by each DIP Borrower on the closing date, and once repaid, may not be reborrowed. The lenders’ commitments under the Replacement DIP Facility will terminate upon the earlier of December 31, 2009 or the borrowing date. The Replacement DIP Credit Agreement also provides for an additional uncommitted $25 million incremental facility, for a total facility of up to $200 million (if the incremental facility is requested and committed to by the requisite lenders). Borrowings under the Replacement DIP Facility are subject to additional conditions customary for debtor-in-possession financings of this type.

The obligations of the DIP Borrowers under the Replacement DIP Credit Agreement will be guaranteed by the Company and certain of its U.S. and foreign subsidiaries, subject to limitations on guarantees by foreign entities of the obligations of the DIP Borrowers. The obligations under the Replacement DIP Credit Agreement and related guarantees will be secured by liens on the assets of the Company, the DIP Borrowers and certain of the Company’s U.S. and foreign subsidiaries, subject to limitations on liens granted by foreign entities supporting certain of the obligations of the DIP Borrowers and guarantors. Liens under the Replacement DIP Credit Agreement will have first priority priming status with respect to substantially all of the assets of the Company, the DIP Borrowers and their subsidiaries in the United States and Canada and will be entitled to superpriority administrative expense claim status in the Chapter 11 Cases. The proceeds of the Replacement DIP Facility together with cash on hand of the DIP

Borrowers will be used to (i) repay in full borrowings under the Existing DIP Credit Agreement, (ii) for operating, working capital and other general corporate needs of the DIP Borrowers and their subsidiaries and (iii) for the payment of fees and expenses (including those related to the refinancing) in accordance with the orders of the Bankruptcy Court and the Canadian Court authorizing such borrowings.

Loans under the Replacement DIP Credit Agreement will bear interest at a rate per annum equal to (i) LIBOR (with a LIBOR floor of 2%) plus 6% or (ii) a base rate based on the higher of the federal funds overnight rate plus 0.5% and the prime lending rate (with a floor of 3%) plus 5%. Overdue principal and interest will bear interest at a default rate of 2% over the applicable rate as determined under the terms of the Replacement DIP Credit Agreement. In addition, the Replacement DIP Credit Agreement will obligate the DIP Borrowers to pay an agency fee to the Replacement DIP Agent.

Loans under the Replacement DIP Credit Agreement will amortize at a rate of 1% per annum, payable in quarterly installments. The outstanding principal amount of the loans under the Replacement DIP Credit Agreement, plus accrued and unpaid interest thereon, will be due and payable in full at maturity, which is the earliest of: (i) August 4, 2010, (ii) the first date that both a plan of reorganization for each of the Company and its U.S. subsidiaries, which is confirmed by the Bankruptcy Court, and a plan of compromise or arrangement of the Canadian Borrower, which is confirmed by the Canadian Court, in each case providing for the repayment of the obligations under the Replacement DIP Credit Agreement, become effective, and (iii) the acceleration of the Replacement DIP Facility or termination of the commitments thereunder, including, without limitation, as a result of the occurrence of an event of default. With the consent of the requisite lenders and payment of an extension fee equal to 1% of the outstanding loans and commitments, the DIP Borrowers may at their option extend the maturity date by 90 days if no default exists or would result therefrom. Loans under the Replacement DIP Credit Agreement may be prepaid by the DIP Borrowers at any time in whole or in part without premium or penalty (except for customary breakage costs).

The Replacement DIP Credit Agreement includes affirmative and negative covenants that will impose substantial restrictions on the financial and business operations of the Company and its subsidiaries, including their ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions; these covenants are substantially identical to those contained in the Existing DIP Credit Agreement. The Replacement DIP Credit Agreement also contains certain financial covenants including (i) the achievement of a minimum amount of consolidated EBITDA, (ii) the maintenance of a minimum amount of consolidated liquidity and (iii) limitations on the amount of capital expenditures; these financial covenants are substantially identical to those contained in the Existing DIP Credit Agreement. The Replacement DIP Credit Agreement also contains various events of default that are customary for debtor-in-possession financings of this type, which are, in each case, substantially identical to those contained in the Existing DIP Credit Agreement.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 18, 2009 the Company and certain of its subsidiaries entered into the Replacement DIP Credit Agreement. The Replacement DIP Credit Agreement and borrowings thereunder are subject to the entry by the Bankruptcy Court of the Final Order. The information provided in Item 1.01 above regarding the Replacement DIP Credit Agreement is incorporated by reference into this Item 2.03.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER-STANDARD HOLDINGS INC.

/S/ TIMOTHY W. HEFFERON
Timothy W. Hefferon Vice President, General Counsel & Secretary

Dated: December 24, 2009